Exhibit 99.1

Polyrizon Announces Promising Permeation Kinetics Supporting Advancement of Its Intranasal Naloxone Hydrogel Program

Ra’anana, Israel, Dec. 11, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a biotechnology company focusing on the development of intranasal products, today announced new results from its ongoing preclinical evaluation of its proprietary intranasal naloxone hydrogel formulation, demonstrating promising permeation kinetics that complement the Company’s previously reported stability and mucoadhesion successes.

Following the positive mucoadhesion findings-where Polyrizon’s formulation showed significantly enhanced persistence on ex-vivo nasal tissue compared to a marketed intranasal naloxone product (p < 0.0001) -the Company has completed a dedicated series of permeation studies using a validated artificial membrane system. These studies assessed the rate and extent of naloxone diffusion from Polyrizon’s hydrogel in comparison with the commercially available reference product under controlled conditions.

Importantly, despite the improved mucoadhesion demonstrated by Polyrizon’s formulation, permeation profiles remained rapid, with no statistically significant differences in permeation kinetics when compared to the marketed naloxone product. This indicates that the hydrogel’s enhanced residence time on the nasal mucosa does not impede or delay drug permeation, potentially preserving the fast-acting characteristics required for emergency opioid overdose reversal.

Collectively, the results from three independent data pillars:

1.	Stability studies demonstrating robustness of the formulation,

2.	Mucoadhesion studies showing superior and statistically significant tissue retention, and

3.	Permeability studies confirming rapid diffusion comparable to the commercial benchmark- strongly position Polyrizon’s naloxone hydrogel candidate for potential advancement into further development stages.

These findings reinforce the potential of Polyrizon’s Trap & Target™ technology to deliver an innovative intranasal naloxone product that combines enhanced mucosal residence time with the essential fast-onset pharmacokinetic behavior expected in real-world emergency scenarios.

The need for improved naloxone delivery systems continues to grow as the opioid crisis escalates worldwide. According to the U.S. Centers for Disease Control and Prevention (CDC), in the United States alone, opioid overdoses account for more than 80,000 deaths annually, with synthetic opioids such as fentanyl driving rapid-onset, high-severity emergencies that demand fast, reliable intervention. According to Vantage Market Research the global naloxone market is expanding in response, projected to reach several billion dollars over the next few years, driven by increasing public health initiatives, broader community access programs, and regulatory support for innovative rescue products. Intranasal formulations remain the preferred route of administration due to their ease of use, rapid action, and suitability for lay responders. Within this landscape, technologies capable of enhancing mucosal retention without compromising permeation kinetics, such as Polyrizon’s Trap & Target™ hydrogel, have the potential to meaningfully elevate treatment reliability and improve real-world outcomes during opioid overdose events.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses potential advancement of its naloxone hydrogel candidate into further development stages, the potential of Polyrizon’s Trap & Target™ technology to deliver an innovative intranasal naloxone product that combines enhanced mucosal residence time with the essential fast-onset pharmacokinetic behavior expected in real-world emergency scenarios, the expected growth of the global naloxone market and the Company’s potential to meaningfully elevate treatment reliability and improve real-world outcomes during opioid overdose events. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com